SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ContextLogic Inc.

(Name of Issuer)

Class A Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

21077C107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077C107

1.	Names of Reporting Persons Peter Szulczewski
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Canada; Poland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 134,049,120(1)(2)
	6.	Shared Voting Power None.
	7.	Sole Dispositive Power 104,857,400(2)(3)
	8.	Shared Dispositive Power None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,049,120(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 21.97%(2)(4)(5)(6)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of (i) 51,494,240 shares of Class B Common Stock, (ii) 43,375,000 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2020, (iii) 9,988,160 shares of Class B Common Stock issuable upon vesting and settlement of restricted stock units within 60 days of December 31, 2020, and (iv) 1,999,830 shares of Class A Common Stock, an option to purchase 250,000 shares of our Class B Common Stock, and 27,191,890 shares of our Class B common stock held by other stockholders, over which, under all but certain limited circumstances, Mr. Szulczewski holds an irrevocable proxy, pursuant to voting agreements between Mr. Szulczewski, the Issuer, and such stockholders. Mr. Szulczewski also holds 2,975,100 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of December 31, 2020. Mr. Szulczewski also holds 10,021,500 shares of our Class B Common Stock subject to RSUs that were granted after November 30, 2020 to Mr. Szulczewski, and vest upon the satisfaction of a service condition and achievement of certain stock price goals, which are not expected to occur within 60 days of December 31, 2020 and are not included in the table above.

(2)	Each share of Class B Common Stock is convertible at any time into one (1) share of Class A Common Stock.
(3)

Consists of (i) 51,494,240 shares of Class B Common Stock, (ii) 43,375,000 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2020, and (iii) 9,988,160 shares of Class B Common Stock issuable upon vesting and settlement of restricted stock units within 60 days of December 31, 2020.

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by Mr. Szulczewski, which is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the Reporting Person.

(5)

Based on 478,122,851 shares of Class A Common Stock outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2020 and shares of Class B Common Stock issuable upon vesting and settlement of restricted stock units within 60 days of December 31, 2020 beneficially owned by Mr. Szulczewski, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(6)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to twenty votes. There were 108,859,160 shares of Class B Common Stock outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, including the 132,049,290 shares of Class B Common Stock beneficially owned by Mr. Szulczewski including (i) 51,494,240 shares of Class B Common Stock, (ii) 43,375,000 shares of Class B Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2020, and (iii) 9,988,160 shares of Class B Common Stock issuable upon vesting and settlement of restricted stock units within 60 days of December 31, 2020. The percentage reported does not reflect the twenty-for-one voting power of the Class B Common Stock.

Item 1(a).	Name of Issuer: ContextLogic Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Sansome Street 40th Floor

San Francisco, CA 94104

Item 2(a).	Name of Person Filing:

Peter Szulczewski

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

One Sansome Street 40th Floor

San Francisco, CA 94104

Item 2(c).	Citizenship:

Peter Szulczewski – Canada and Poland

Item 2(d).	Title of Class of Securities: Class A Common Stock, $0.0001 per share.

Item 2(e).	CUSIP Number: 21077C107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Identification and Classification of Members of the Group

Not applicable.

Item 8.	Notice of Dissolution of a Group

Not applicable.

Item 9.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

PETER SZULCZEWSKI

By	/s/ Peter Szulczewski
Name:	Peter Szulczewski